

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2017

Richard Fair
President, Chief Executive Officer
Bellicum Pharmaceuticals, Inc.
2130 W. Holcombe Blvd., Ste. 800
Houston, TX 77030

   Re: Bellicum Pharmaceuticals, Inc.
     Registration Statement on Form S-3
     Filed June 28, 2017
     File No. 333-219020

Dear Mr. Fair:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Dorrie Yale at 202-551-8776 with any questions.

            Division of Corporation Finance
            Office of Healthcare & Insurance